Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the nine months ended September 30, 2016

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1) (2)	$260,485

Add:
Interest on indebtedness (excluding capitalized interest)	151,380
Amortization of debt premiums, discounts and capitalized expenses	9,764
Amortization of capitalized interest	3,667
Portion of rents representative of the interest factor	5,488
430,784

Distributed income from equity investees	70,043

Pretax earnings from continuing operations, as adjusted	$500,827

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$151,380
Capitalized interest	6,783
Preferred dividend factor	40,808
Amortization of debt premiums, discounts and capitalized expenses	9,764
Portion of rents representative of the interest factor	5,488

Combined fixed charges and preferred stock dividends	$214,223

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.3

(1) Includes an aggregate gain on liquidation of real estate joint venture interests of $135.6 million.

(2) Includes early extinguishment of debt charges of $45.7 million.